Mail Stop 3561

December 7, 2006

Mr. David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

RE: **Spartan Stores, Inc.**
        Form 8-K filed March 24, 2006
        Form 10-K for Fiscal Year Ended March 25, 2006
        Filed May 19, 2006
        Form 10-Q for Fiscal Quarters Ended June 17, 2006 and September 9,
        2006
        Filed July 27, 2006 and October 12, 2006
        File No. 000-31127

Dear Mr. Staples:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 25, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

1. In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated or relocated during the period.

Liquidity and Capital Resources, page 25

Contractual Obligations Table, page 26

2. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 35

3. Please tell us why repayments and borrowings under bank lines of credit qualify for net reporting. Refer to paragraphs 11 through 13 of SFAS 95. To the extent that these amounts do not qualify for net reporting, please disclose gross borrowings and repayments under your bank lines of credit in future filings.

Notes to Consolidated Financial Statements, page 37

Note 1 – Summary of Significant Accounting Policies and Basis of Presentation, page 37

Property and Equipment, page 38

4. Gains and losses recognized from the sale of a long-lived asset that is not a
    component of an entity should be included in the operating earnings subtotal
    when such a subtotal is presented in the statement of operations. Refer to
    paragraph 45 of SFAS 144. In future finings please revise your income statement
    classification of gains on sales of property and equipment accordingly.

Earnings (loss) per share, page 40

5. Please tell us how you treat outstanding and unvested restricted common shares in
    your computation of basic and diluted earnings per share. Please refer to
    paragraphs 10 and 30 of SFAS 128.

Note 2 – Acquisition of Assets, page 41

6. We note that pro forma adjustments include incremental gross profit and selling,
    general and administrative expenses recorded to the Distribution segment due to
    increased volume resulting from the acquisition. Pro forma adjustments related to
    the pro forma condensed statement of earnings should include adjustments which
    give effect to events that are directly attributable to the transaction, expected to
    have a continuing impact and factually supportable. In that regard, please tell us
    why the pro forma adjustment is directly related to the transaction. Please refer to
    paragraph (b)(6) of Article 11 of Regulation S-X and paragraph 55 of SFAS 141.
    Please also tell us the incremental gross profit and expenses reflected in the pro
    forma condensed statement of earnings.

7. It does not appear that you recognized the fair value of acquired trademarks and
    trade names of D&W in your allocation of the purchase price. Please advise.

Note 4 – Discontinued Operations, page 47

8. Please tell us the nature of the pre-tax gain recognized in anticipation of
    liquidation of convenience distribution entities and your basis in GAAP for
    recognizing the gain, citing relevant authoritative guidance.

Note 5 – Asset Impairments and Exit Costs, page 49

9. In future filings please disclose the total amount expected to be incurred in connection with each exit activity and the cumulative amount incurred to date. Please also revise to identify the adjustments to the liability balances with explanations of the reasons therefore. The additional disclosures should be made for each major type of cost and for each reportable segment. In doing so, consider separate presentations regarding ancillary costs and each exit or disposal activity that has a material effect the balance sheet, results of operations or cash flows. Refer to paragraph 20 of SFAS 146 and SAB Topic 5.P.4.

Note 8 – Leases, page 52

10. In future filings please disclose minimum rentals, contingent rentals and sublease rentals included in rent expense for each of the periods presented. Please also disclose a general description of your leasing arrangements. Refer to paragraph 16(c) and (d) of SFAS 13.

Controls and Procedures, page 63

11. We note that you state your disclosure controls and procedures were effectively designed and operated to cause material information required to be included in your periodic filings with the Securities and Exchange Commission to be accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. In future filings please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. See Exchange Act Rule 13a-15(e). Please similarly revise future filings on Form 10-Q.

12. We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Other Information, page 64

13. Amendments to previously filed Forms 8-K must be filed on a Form 8-K/A. Refer to Question 1 of Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004 issued by the Division of Corporation Finance available on our website at www.sec.gov/divisions/corpfin/form8kfaq.htm. Please file the financial statements and pro forma information required by Item 9.01 of Form 8-K in an amendment to your Form 8-K filed on March 24, 2006.

Form 10-Q for Fiscal Quarter Ended September 9, 2006

14. Please address the comments above in future filings as appropriate.

As appropriate, please amend your Form 8-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. David M. Staples
Spartan Stores, Inc.
December 7, 2006
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief